NEWS RELEASE December 5, 2007 Symbol: Canada TSX.V – TVC Frankfurt, Berlin – TGP 2007-18

TOURNIGAN ANNOUNCES SIGNIFICANT INCREASE IN CURRAGHINALT GOLD RESOURCE
AND UPDATED RESOURCE FOR THE KURISKOVA URANIUM DEPOSIT

Vancouver, December 5, 2007 – Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) announced today a significant increase in the gold resource at its Curraghinalt property in Northern Ireland and a reduction, in line with the company's published expectations, of the uranium resource at its Kuriskova deposit in Slovakia.

Curraghinalt update

The new Curraghinalt estimate, prepared by independent consultant Micon International Limited of Toronto, includes an indicated resource of 250,000 ounces of gold contained in 570,000 tonnes of material with an average grade of 13.95 grams of gold per tonne, and an inferred resource of 350,000 ounces of gold contained in 640,000 tonnes of material with an average grade of 17.15 grams of gold per tonne based on a cut-off of 6 grams of gold per tonne and a minimum vein width of 1 metre.

The previous estimate for Curraghinalt, prepared by independent consultant John Tully of North Vancouver, B.C. was an inferred resource of 262,000 ounces of gold contained in 527,700 tonnes of material with a grade of 15.45 grams of gold per tonne based on a cut-off of 6 grams of gold per tonne and a minimum vein width of 1 metre. There was no indicated resource in the January 2005 estimate.

Curraghinalt Gold Deposit, Indicated & Inferred Resource Estimate

	Indicated Resources			Inferred Resources

	Tonnes	Grade (gpt)	Ounces	Tonnes	Grade (gpt)	Ounces
Dec 07 (Micon)	570,000	13.95	250,000	640,000	17.15	350,000
Jan 05 (Tully)	-	-	-	527,000	15.45	262,000

Cut-off Grade 6 g/t gold, > 1m Thickness

The inverse distance resource estimate is based on 264 drillholes including 11,934 metres in 24 holes drilled subsequent to the Tully estimate (January 2005). Hole spacing ranged between 30 to 100 metre centres. The Micon estimate was prepared by Dibya Kanti Mukhopadhyay, an Independent Qualified Person as defined by Canada’s National Instrument 43-101 policy for the disclosure of mineral projects. Tournigan expects to file the complete study on SEDAR within 45 days.

"Results from the drilling program confirm that the mineralized resource zone extends a further 300 metres to the southeast and remains open," said Tournigan president James Walchuck. "Furthermore, the deep drilling to the northwest confirms that all the primary resource veins are present, and several new veins have been identified. A detailed structural review has enhanced our understanding of the deposit considerably. Moving forward we will be reviewing options including a preliminary assessment and further drilling."

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Kuriskova update

The new Kuriskova estimate, prepared by independent consultant A.C.A. Howe of Berkhamsted, England, is an inferred resource of 36.29 million pounds of uranium oxide (U308) contained in 5.1 million tonnes of material with an average grade of 0.323% U3O8 based on a cut-off of 0.035% U3O8. The Main Zone portion of the inferred resource estimate includes 30.92 million pounds U3O8 contained in 3.34 million tonnes of material with an average grade of 0.421% U3O8. The A.C.A. Howe estimate was prepared by Galen White, an Independent Qualified Person as defined by National Instrument 43-101. Tournigan expects to file the complete study on SEDAR within 45 days.

In terms of pounds of U308, the new estimate represents a reduction of 28.1% from A.C.A. Howe’s previous inferred resource estimate in May 2007 of 50.5 million pounds U3O8 contained in 9 million tonnes of material with a grade of 0.255% U3O8 based on a cut-off of 0.035% U308. This is within the reduction range of 10% to 30% anticipated by Tournigan in its October 24, 2007 news release.

"At this level Kuriskova remains a world-class uranium deposit," said Mr. Walchuck. "While it’s been difficult for shareholders awaiting this restatement, we can now move forward with a clear understanding of the project’s development potential. The high grade main zone comprises the vast majority of the resource and the average grade of the global resource estimate has moved up by 26% to 0.323."

Kuriskova Uranium Deposit, Inferred Resource Estimate

Domain	Tonnes (Mt)	U3O8%	U3O8 (lbs)
December 2007 (A.C.A. Howe)
Main Zone	3,335,000	0.421	30,920,000
Hanging wall	1,765,000	0.138	5,370,000
All	5,100,000	0.323	36,290,000
Cut-off Grade 0.035% U3O8

May 2007 (A.C.A. Howe)
Main Zone	3,592,000	0.492	38,987,000
Hanging wall	5,390,000	0.097	11,544,000
All	8,982,000	0.255	50,531,000
Cut-off Grade 0.035% U3O8

As previously disclosed, the new estimate incorporates an improved geological understanding of the deposit and addresses modeling issues identified in the prior resource estimate. The inverse distance estimate includes results from 10 of 13 diamond drill holes drilled by Tournigan at the Kuriskova deposit in 2006, three diamond holes drilled by Tournigan in late 2005, and 13 relevant holes of the 52 historical diamond drill holes drilled by previous government operators. The hole spacing for this inferred resource ranged between 40 to 150 metre centres.

"Our next step will be a new estimate, expected in mid 2008, that takes into account a recently completed 26-hole, 9,825-metre 2007 exploration program at Kuriskova," said Joe Ringwald, Vice President Technical Services for Tournigan. "We expect to begin disclosing assay results from this program in January 2008, assuming the contracted assay laboratory can process the drill core on schedule.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

"We also expect that the next estimate will upgrade a significant portion of the deposit to the indicated resource classification. Our optimism is based in part on radiometric readings indicating that a majority of the 26 drill holes have intersected uranium mineralization. We are now correlating the radiometric readings with geochemical results from historic drilling on the property."

Tournigan has engaged AMEC to conduct a Kuriskova Targeting Study involving mine development concepts and environmental impacts. AMEC will work in collaboration with Wismut Umwelttechnik GmbH (WISUTEC) of Chemnitz, Germany. AMEC is one of the world’s largest international engineering and project management companies. WISUTEC is an expert in mine rehabilitation, geotechnics, and industrial, mine, and drinking water technology. Targeting studies are by nature highly conceptual and, if used, normally pre-date scoping studies. They are used to limit project options available and to establish whether or not a property has sufficient merit to warrant further expenditure. The Kuriskova Targeting Study is scheduled for completion early in 2008.

About Tournigan

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. Tournigan is a Mineral Resource company with a focus to develop its best projects. Tournigan has obtained licenses in countries that are economically and politically stable, have good infrastructure, and a well-educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

Forward-looking statements

Certain of the statements made herein, including any information as to Tournigan's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond Tournigan's ability to control or predict. When used in this document, the words "could", "intend", "anticipate", "estimate", "expect" as they relate to Tournigan or its management, are intended to identify forward-looking statements or information. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Slovakia, Northern Ireland or the United States or other countries in which Tournigan does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including the accuracy of resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based), environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by Tournigan with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. Tournigan undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Indicated Resources

This news release and analysis uses the terms "indicated resource". The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not "mineral reserves" do not have demonstrated economic viability. Disclosure of "contained ounces" is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This news release uses the term "inferred resources". The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Knox Henderson, Investor Relations at +1 (604) 637-3563, or visit www.tournigan.com

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com